Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 10-II dated March 20, 2006

Term Sheet No. 1 to
Product Supplement No. 10-II
Registration Statement No. 333-130051
Dated April 6, 2006; Rule 433



Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the Nikkei 225 Index due October 29, 2007

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 29, 2007[†].
- Payment is linked to the Nikkei 225 Index as described below. You may lose some or all of your investment.
- The notes are designed for investors who seek an enhanced return on any appreciation of the Nikkei 225 Index up to a maximum return of 40% over the next 18 months. Investors should be willing to forego interest payments and be willing to lose some or all of their principal if the Index declines.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about April 24, 2006 and are expected to settle on or about April 27, 2006.

Key Terms

Index:	The Nikkei 225 Index (the "Index")
Upside Leverage Factor:	3
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the note of 40%*. For example, if the Index Return is more than 13.33%, you will receive the Maximum Total Return on the note of 40%, which entitles you to the maximum payment of $1,400 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 3)]$$

* The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 40%.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about April 24, 2006.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	October 24, 2007[†]
Maturity Date:	October 29, 2007[†]

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 10-II.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 10-II and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 10-II) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 10-II and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 10-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) We expect that, for a portion of the notes to be sold in this offering, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will be paid commissions. If the notes priced today JPMSI would receive commissions of approximately $30.00 per $1,000 principal amount note and would use a portion of those commissions to allow selling concessions to other dealers which we expect would not exceed $15.00 per $1,000 principal amount note. The actual commissions received by JPMSI may be more or less than $30.00 and will depend on market conditions on the pricing date. In no event will the commissions received by JPMSI, which include concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-20 of the accompanying product supplement no. 10-II.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be $30.00 per $1,000 principal amount note. The actual amount of these fees may be more or less than $30.00 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $40.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 10-II dated March 20, 2006. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 10-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 10-II dated March 20, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000692/e23619_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 40%, or $1,400 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 40%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE NIKKEI 225 INDEX** – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan's industrial structure. See "The Nikkei 225 Index" in the accompanying product supplement no. 10-II.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 10-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an "open transaction" for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 10-II. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 10-II dated March 20, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 40%, regardless of the appreciation in the Index. The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 40%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the

notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the dollar and the yen; and
  - our credit worthiness.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per \$1,000 principal amount note to \$1,000. The hypothetical total returns set forth below assume an Initial Index Level of 17200 and a Maximum Total Return on the notes of 40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Annualized Return*
30960	80%	40%	25.15%
27520	60%	40%	25.15%
25800	50%	40%	25.15%
24080	40%	40%	25.15%
22360	30%	40%	25.15%
20640	20%	40%	25.15%
19493	13.33%	40%	25.15%
18920	10%	30%	19.11%
18060	5%	15%	9.77%
17200	0%	0%	0.00%
15420	-10%	-10%	-6.78%
13760	-20%	-20%	-13.82%
12040	-30%	-30%	-21.16%
10320	-40%	-40%	-28.86%
8600	-50%	-50%	-37.00%
6880	-60%	-60%	-45.71%
5160	-70%	-70%	-55.19%
3440	-80%	-80%	-65.80%
1720	-90%	-90%	-78.46%
0	-100%	-100%	-100.00%

*compounded on an annualized basis

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 17200 to an Ending Index Level of 18060.
Because the Ending Index Level of 18060 is greater than the Initial Index Level of 17200 and the Index Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 40%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x (5% x 3)) = $1,150

Example 2: The level of the Index decreases from an Initial Index Level of 17200 to an Ending Index Level of 15420.
Because the Ending Index Level of 15420 is less than the Initial Index Level of 17200, the Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 x ($1,000 x -10%) = $900

Example 3: The level of the Index increases from an Initial Index Level of 17200 to an Ending Index Level of 20640.
Because the Index Return of 20% multiplied by 3 exceeds the hypothetical Maximum Total Return of 40%, the investor receives a payment at maturity of $1,400 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly Index closing level from January 1, 2001 through March 31, 2006. The Index closing level on April 5, 2006 was 17243.98. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the Nikkei 225 Index

Source: Bloomberg